Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 11 DATED JULY 1, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 17, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated October 17, 2019, as filed by us with the Securities and Exchange Commission on October 17, 2019 (the “Offering Circular”), as supplemented by the supplements dated October 29, 2019, December 6, 2019, December 16, 2019, December 30, 2019, January 31, 2020, March 31, 2020, April 30, 2020, May 8, 2020, May 20, 2020 and June 30, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our distributions.

Distributions

As previously disclosed, on March 30, 2020, our board of directors authorized a cash distribution to stockholders of record as of the close of business on each day commencing on (i) April 1, 2020 and ending April 30, 2020, (ii) May 1, 2020 and ending on May 31, 2020 and (iii) June 1, 2020 and ending on June 30, 2020 (each a “Distribution Period”). This authorization enabled the Company’s management to determine the precise amount of distributable cash subject to certain limitations. Management has reevaluated the amount of the cash distribution per share previously disclosed and has determined to increase the amount of the cash distribution to equal $0.0012811475 per share of the Company’s common stock for the Distribution Period commencing April 1, 2020 and ending April 30, 2020. The cash distribution will continue to equal $0.0012012295 per share of the Company’s common stock for the Distribution Period commencing May 1, 2020 and ending on May 31, 2020 and the Distribution Period commencing June 1, 2020 and ending on June 30, 2020. Our board of directors expects that the distributions for the Distribution Periods will be paid on or before July 15, 2020.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.42 per share purchase price (the then-current purchase price for the period from April 1, 2020 to April 29, 2020) and calculated for the Distribution Period beginning April 1, 2020 and ending April 30, 2020, and approximately 4.50% on an annualized basis assuming a $9.77 per share purchase price (the current purchase price effective April 30, 2020) and calculated for the Distribution Periods beginning May 1, 2020 and ending May 31, 2020, and June 1, 2020 and ending June 30, 2020. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.